LAW OFFICES OF
                           DERENTHAL & DANNHAUSER LLP
                           ONE POST STREET, SUITE 575
                         SAN FRANCISCO, CALIFORNIA 94104
                                 (415) 981-4844
                            FACSIMILE: (415) 981-4840


                                 March 11, 2005



BY FACSIMILE AND OVERNIGHT DELIVERY

Mr. Andrew Schoeffler
Division of Corporation Finance, Mail Stop 4-4
Securities and Exchange Commission
450 Fifth Street. N.W.
Washington, D.C. 20549
Facsimile:  202-942-9531

                  Re:      ATEL Capital Equipment Fund XI, LLC
                           Registration Statement on Form S-1
                           SEC File No. 333-120276

Dear Mr. Schoeffler:

         We are responding supplementally to comments on pre-effective amendment no. 3 to the registration statement on Form S-1 as set forth in Ms. Long's letter dated March 8, 2005. The numbered responses below correspond to the numbered comments in the letter. As we discussed by telephone, we are responding to these comments supplementally in order to permit the filing of pre-effective amendment no. 4 to the registration statement with changes that you have confirmed are acceptable. In that way, we would hope to request acceleration of effectiveness concurrently or promptly following that amendment.

         1. As we discussed by telephone, we will review the entire prospectus to assure that all type sizes and styles are consistent and in compliance with the legibility and readability guidelines of the "plain English" rules and related releases. We further undertake to provide the staff with a proof of the typeset prospectus when it is prepared after the effective date in order to permit a review of the actual type and format to be used in the final prospectus.

         2. We attach marked pages of the prospectus from the cover page, and from the prospectus disclosure under the captions "Summary," "Risk Factors" and "Prior Performance Summary" showing the changes we propose to make to the prospectus to be filed with pre-effective amendment no. 4.

Mr. Andrew Schoeffler
March 11, 2005
Page 2


         3. We have been advised that the auditors are in discussions with the staff concerning the language to be included in the audit report. The amendment will include a revised audit report with any changes determined by the staff and auditors to be appropriate.

         We will respond to comments 4, 5 and 6 on the supplemental sales material under separate cover. We will include complete copies of the materials reflecting all changes to date from the initial filing. The revised materials will reflect the cover page bullet point risk factor as finally determined on your review of the enclosed pages.

         Please contact me with any further questions or comments you may have concerning this filing, and, if these proposed changes are acceptable, to advise us that we are clear to file the final pre effective amendment and request acceleration of effectiveness.

                                Very truly yours,



                                Paul J. Derenthal

cc:      Mr. Paritosh Choksi
         Ms. Elif Kuvvetli
         Mr. Donald Carpenter
         Mr. Hubert Ban
         Ms. Pamela A. Long
         Ms. Meagan Caldwell

                                      ATEL
                         CAPITAL EQUIPMENT FUND XI, LLC
                         Limited Liability Company Units

ATEL Capital Equipment Fund XI, LLC will buy a diversified portfolio of primarily low-technology equipment leased to corporations. ATEL Financial Services, LLC is the Fund's Manager. The Fund will collect lease payments and eventually sell the equipment. Its objective will be to distribute to investors the lease payments and sales proceeds remaining after it pays its expenses and fees. The Fund intends to use approximately 87% of the capital it raises from the sale of Units to purchase its investments in equipment. At least an additional one-half of one percent of its initial capital will be held as capital reserves. Of the remaining capital, 9% will be used to pay selling commissions and up to 3.5% will be used to pay other offering and organization expenses.

A PURCHASE OF UNITS INVOLVES SIGNIFICANT RISKS. See "Risk Factors" on page 9. Risks include:

o Most of the Fund's distributions will be, and most of the prior ATEL programs' distributions have been, a return of capital;

o Economic recession and changes in general economic conditions, including, fluctuations in demand for equipment, lease rates, and interest rates may, and in certain past programs have, resulted in delays in investment and reinvestment, delays in leasing, re-leasing and disposition of equipment, and reduced returns on invested capital;

o The Fund's performance is subject to  risks relating to lessee defaults;

  The Fund's performance is subject to risks relating to the value of equipment at the end of its leases;

o The Fund will borrow to buy equipment and, if Fund revenues are insufficient to repay borrowed funds, the Fund could incur a loss of equipment used as collateral;

o No market exists for the Units, and an investor may be unable to sell his Units or able to sell the Units only at a significant discount;

o Except as may be set forth in a supplement to this Prospectus, the Fund has not specified any of its equipment investments, so that investors cannot evaluate the risks or potential returns from such investments;

o Investors must rely on ATEL to manage the Fund; and

o The Fund will pay ATEL substantial fees.

o The Fund does not guarantee its distributions or the return of investors' capital.

The Fund is offering a total of 15,000,000 of its Units of limited liability company interest for a price of $10 per Unit. An investor must purchase a minimum of 500 Units. No Units will be sold unless a minimum of $1,200,000 in cash is received within one year from the start of the offering. If the minimum funding is achieved, the offering will continue until the earlier of sale of all 15,000,000 Units or ________, 2007 (a date two years from the date of this Prospectus), unless the offering is terminated earlier in the discretion of the Manager. The Fund will deposit its subscriptions in a bank escrow account until that amount is received. Upon the earlier of termination of the offering or satisfaction of the escrow condition, any interest which accrues on funds held in escrow will be distributed to subscribers and allocated among them on the basis of the respective amounts of the subscriptions and the number of days that such amounts were on deposit in the escrow account. Rejected subscriptions will be returned without interest or reduction within 30 days of receipt. The offering will be made by unaffiliated broker dealers in a selling group managed by ATEL Securities Corporation, a broker dealer affiliated with the Manager, acting as Dealer Manager. The brokers selling the Units are not required to sell any specific number of Units, but will use their best efforts to sell Units.

                             SUMMARY OF THE OFFERING

     This summary outlines the main points of the offering. The summary does not replace the more detailed information found in the remainder of this Prospectus. All prospective investors are urged to read this Prospectus in its entirety.

     The Fund: The Fund is a California limited liability company, which intends to invest in a variety of types of equipment and to lease the equipment to corporations. The Fund expects to acquire mostly low-technology equipment such as the basic equipment used by companies in the manufacturing, mining and transportation industries. The portfolio will also include some more high-technology equipment, such as communications equipment, medical equipment and office equipment. The Fund will seek to buy equipment and leases that will produce lease payments and eventual sales prices that will provide a favorable return on its investments and cash distributions to its investors. The Fund's equipment will primarily be leased to major publicly owned corporations. Some of its equipment investments will finance capital equipment for other public and private companies, including emerging growth companies. In some of these investments, the Fund may acquire equity interests and warrants and rights to purchase equity interests in these companies.

     Management: The Manager of the Fund is ATEL Financial Services, LLC. ATEL and its family of related ATEL companies will provide various services to the Fund, including asset management and company administration. ATEL will be responsible for supervising all of the Fund's business and affairs. ATEL will act as a fiduciary to the Fund, and, consequently, is required to exercise good faith and integrity in all dealings with respect to Fund affairs. The Fund will have no direct employees, though it will reimburse the Manager and its affiliates for the cost of their personnel engaged in the business of the Fund. The Manager and its Affiliates will make all business decisions on behalf of the Fund. The offices of the Fund and ATEL are located at 600 California Street, 6th Floor, San Francisco, California 94108, and its telephone numbers are (415) 989-8800 and (800) 543-ATEL (2835).

     Risk Factors:   An investment in Units involves risks, including the
following:

     -- Most of the Fund's distributions will be, and most of the prior ATEL programs' distributions have been, a return of capital. The portion of total distributions that will be a return of capital and the portion that will be investment income at the end of the Fund will depend on a number of factors in the Fund's operations, and cannot be determined until all of its equipment is sold and an investor can compare the total amount of all cash distributions to the total capital invested. In this regard, investors should note that prior completed ATEL programs have made aggregate distributions over the course of their eight to ten year terms in amounts equal to 100% of investors' capital plus additional returns on invested capital equal to from 21% to 32% of investors' capital (not annually, but over their entire terms).

     -- The Fund's performance will be subject to risks relating to changes in general economic conditions, including fluctuations in demand for equipment, lease rates and interest rates. These changes may, and in certain past programs have, resulted in delays in investment and reinvestment, delays in leasing, re-leasing and disposition of equipment, and reduced returns on invested capital. The success of the Fund will be subject to these risks inherent in the equipment leasing business that may adversely affect the ability of the Fund to acquire, lease and sell equipment, and to finance its portfolio, on terms which will permit it to generate profitable rates of return for investors.

     -- The Fund's performance is subject to risks relating to lessee defaults. The Fund may be harmed if a lessee defaults on its lease and the Fund is unable to collect the lease revenue anticipated from the defaulted leases.

     -- The Fund's performance is subject to risks relating to the value of equipment at the end of its leases. In negotiating leases, the Manager will assume a value for the equipment at the end of the lease. The Fund cannot assure that its value assumptions will be accurate or that the equipment will not lose value more rapidly than anticipated.

     -- The Fund will borrow to buy equipment investments and, if Fund revenues are insufficient to repay borrowed funds, the Fund could incur a loss of equipment used as collateral. The Fund can expect to

     -- Status of Units. Under the Operating Agreement, each Unit will be fully paid and nonassessable and all Units have equal voting and other rights, except there are limitations on the voting of Units held by ATEL.

     -- Term and Dissolution. The Fund intends to begin selling its assets and distributing all available cash to its Members beginning after the end of the sixth full year following the end of the offering, with the final distribution expected approximately ten to eleven years after the termination of the offering. In any event, the Fund must end no later than December 31, 2025.

     -- Books of Account and Records. ATEL is responsible under the Operating Agreement for keeping books of account and records of the Fund showing all of the contributions to the capital of the Fund and all of the expenses and transactions of the Fund. These books of account and records will be kept at the principal place of business of the Fund in the State of California, and each Member and his authorized representatives shall have, at all times during reasonable business hours, free access to and the right to inspect and copy at their expense the books of the Fund, and each Member shall have the right to compel the Fund to deliver copies of certain of these records on demand.

     -- Indemnification of ATEL. The Operating Agreement provides that ATEL and its related companies who perform services for the Fund will be indemnified against certain liabilities.

     Plan of Distribution: The Units will be offered through ATEL Securities Corporation, the dealer manager, who will organize a group of other broker-dealers who are members of the National Association of Securities Dealers, Inc. ("NASD").

     Until subscriptions for a total of 120,000 Units are received and accepted, all offering proceeds will be deposited in an escrow account. Upon receipt and acceptance of subscriptions to a minimum of 120,000 Units, the subscription proceeds will be released to the Fund. The offering will terminate not later than two years from the date of this Prospectus.

     Glossary: See the definitions listed in "Glossary" below for a complete list of defined terms used in this Prospectus and the Operating Agreement.


                                  RISK FACTORS

     The purchase of Units involves various risks. Therefore, investors should consider the following material risk factors before making a decision to purchase Units.

     Most of the Fund's distributions from lease revenues are expected to be a return of capital. The portion of total distributions that will be a return of capital and the portion that will be investment income at the end of the Fund will depend on a number of factors in the Fund's operations, and cannot be determined until all of its equipment is sold and an investor can compare the total amount of all cash distributions to the total capital invested. In this regard, investors should note that prior completed ATEL programs have made aggregate distributions over the course of their eight to ten year terms in amounts equal to 100% of investors' capital plus additional returns on invested capital equal to from 21% to 32% of investors' capital (not annually, but over their entire terms).

     The success of the Fund will be subject to risks inherent in the equipment leasing business that may adversely affect the ability of the Fund to acquire, lease and sell equipment, and to finance its portfolio, on terms which will permit it to generate profitable rates of return for investors. A number economic conditions and market factors could threaten the Fund's ability to operate profitably. These include:

      -- changes in economic conditions, including fluctuations in demand for equipment, lease rates, interest rates and inflation rates,

      -- the timing of purchases and the ability to forecast technological advances for equipment,

      --  technological and economic obsolescence, and

      -- increases in Fund expenses (including labor, energy, taxes and insurance expenses).

Fluctuations in demand for equipment may affect the ability of a leasing program to invest its capital in a timely manner. Equipment lessors experienced a more difficult market in which to make suitable investments during recent periods of reduced growth and recession in the U.S. economy as a result of the softening demand for capital equipment during these periods. Adverse economic conditions during 1999 through 2003 affected the timing and terms of leasing, remarketing and re-leasing efforts by certain of the prior ATEL programs. An extended remarketing cycle and lower lease rates have limited the ability of certain of these programs, which, like the Fund, require minimum distributions to investors prior to reinvestment of cash flow, to generate sufficient cash flow to permit such reinvestment of cash flow in significant amounts. Economic recession resulting in lower levels of capital expenditure by businesses may result in more used equipment becoming available on the market and downward pressure on prices and lease rates due to excess inventory. Recent periods of low interest rates exerted downward pressure on lease rates and resulted in less demand for lease financing. There can be no assurance as to what future developments may occur in the economy in general or in the demand for equipment and lease financing in particular.

     The Fund may be harmed if a lessee defaults on its lease and the Fund is unable to collect the lease revenue anticipated from the defaulted leases. If a lessee does not make lease payments to the Fund when they are due under its lease or violates the terms of its lease contract in another important way, the Fund may be forced to cancel the lease and recover the equipment. The Fund may do this at a time when the Manager may be unable to arrange for a new lease or the sale of such equipment right away. The Fund would then lose the expected lease revenues and might not be able to recover the entire amount of its original investment. If a lessee files for protection under the bankruptcy laws, the Fund may experience difficulties and delays in recovering the equipment from the defaulting lessee. The equipment may be returned in poor condition and the Fund may be unable to enforce important lease provisions against an insolvent lessee, including the contract provisions that require the lessee to return the equipment in good condition. In some cases, a lessee's deteriorating financial condition may make trying to recover what the lessee owes the Fund impractical. The costs of recovering equipment upon a lessee's default, enforcing the lessee's obligations under the lease, and transporting, storing, repairing and finding a new lessee or purchaser for the equipment may be high and may affect the Fund's profits.

     The amount of the Fund's profit will depend in part on the value of its equipment when the leases end. In general, leased equipment loses value over a lease term. In negotiating leases, the Manager will assume a value for the equipment at the end of the lease. The Manager will seek lease payments plus equipment value at the end of the lease which is enough to return the Fund's investment in the equipment and provide a profit. The value of the equipment at the end of a lease will depend on a number of factors, including:

     -- the condition of the equipment;

     -- the cost of similar new equipment;

     -- the supply of and demand for similar equipment; and

     -- whether the equipment has become obsolete.

The Fund cannot assure that its value assumptions will be accurate or that the equipment will not lose value more rapidly than anticipated.

     The Fund will borrow to buy equipment and will bear the risks of borrowing, including the potential loss of equipment used as collateral for fund debt in the event the Fund is unable to satisfy its debt obligations. The Fund will borrow to finance the acquisition of its portfolio. The Fund expects to borrow a total amount equal to 50% of the aggregate cost of its equipment, the maximum permitted under the Operating Agreement, regardless of the amount of equity capital raised from the sale of Units. The Fund can expect to make a profit on equipment purchased with debt only if the equipment produces more than enough cash from lease payments and sales price to pay the principal and interest on the debt, recover the purchase price and cover fees and other operating expenses.

Through September 30 2004, ACEF X had made cash distributions to its investors in the aggregate amount of $95.09 per $1,000 invested. All of this amount represents return of capital. See Table III - "Operating Results of Prior Programs" in Exhibit A for further information concerning such distributions.
See Table V - "Acquisition   of  Equipment  by  Prior  Programs"  in  Exhibit  A
for further information concerning the types of equipment acquired by ACEF IX. See Table VI - "Sales or Disposals of Equipment" in Exhibit A for further information concerning the equipment disposed of by ACEF X.

         As discussed elsewhere in this Prospectus, fluctuations in demand for equipment may affect the ability of a leasing program to invest its capital in a timely manner. ACEF IX is in the process of leveraging its gross offering proceeds for the purchase of its initial equipment portfolio. ACEF X is in the process of committing the balance of its gross offering proceeds to its initial equipment portfolio. Equipment lessors experienced a more difficult market in which to make suitable investments during recent periods of reduced growth and recession in the U.S. economy as a result of the softening demand for capital equipment during these periods. Delays in investment may have a negative impact on ACEF IX and ACEF X. The Manager believes that it has identified industry segments, lease markets and potential transaction structures that will permit ACEF IX and ACEF X to fully pursue their investment objectives.

         Each of the Prior Programs has had, as an investment objective, the reinvestment of cash flow after payment of debt service and certain minimum distributions. Reinvestment is intended to increase the size, diversification and return on their equipment portfolios. Adverse economic conditions during 1999 through 2003 affected the timing and terms of remarketing and re-leasing efforts by these Prior Programs. An extended remarketing cycle and lower lease rates have limited the ability of ACDF V, ACDF VI, ACEF VII and ACEF VIII to generate sufficient cash flow to permit significant reinvestment. In the future, adverse conditions in the general economy and equipment demand may also result in delays in leasing, re-leasing and disposition of equipment, and in reduced returns on invested capital. Factors which have in the recent past adversely affected the leasing market include: economic recession resulting in lower levels of capital expenditure by businesses; economic conditions have resulted in more used equipment becoming available on the market in turn resulting in downward pressure on prices and lease rates due to excess inventory; and, finally, the lowest interest rates in forty years have exerted downward pressure on lease rates and resulted in less demand for lease financing. In any event, there can be no assurance as to what future developments may occur in the economy in general or in the demand for equipment and lease financing in particular.

         As of September 30, 2004, the Prior Programs have acquired equipment with a total purchase cost of approximately $1.34 billion during a period of over 18 years since the date the first Prior Program commenced operations. Aggregate losses from material lessee defaults on these transactions have been approximately $7 million, or approximately 0.53% of the assets acquired, substantially less than the amount assumed by the Manager and its Affiliates in structuring these portfolios as the losses to be anticipated in the ordinary course of leasing business. There is no identifiable trend in the frequency or amount of lessee defaults experienced by prior programs.

     The Prior Programs have investment objectives that are similar to those of the Fund. The factors considered by the Manager in determining that the investment objectives of the prior programs were similar to those of the Fund include the types of equipment to be acquired, the structure of the leases to such equipment, the credit criteria for lessees, the intended investment cycles, the reinvestment policies and the investment goals of each program. Therefore, all of the information set forth in the tables included in Exhibit A -- "Prior Performance Information" may be deemed to relate to programs with investment objectives similar to those of the Fund.

     In Tables I through III, information is presented with respect to all Prior Programs sponsored by the Manager and its Affiliates that completed their offerings of interests within the five-year period ended December 31, 2003, except that ACDF X had not completed its offering as of that date, so the tabular information concerning ACDF X does not reflect results of an operating period after completion of its funding. Table IV includes information concerning the three Prior Programs that had completed their respective operations as of September 30, 2004. Table V includes information regarding all acquisitions of equipment by the three most recently formed Prior Programs. Table VI includes information regarding all dispositions of equipment by Prior Programs during the five year period ended September 30, 2004.



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